NEWS RELEASE

STRATASYS RELEASES FOURTH QUARTER AND FULL YEAR 2018 FINANCIAL RESULTS

Fourth Quarter Revenue of $177.1 million and $663.2 million for full year 2018

Fourth Quarter GAAP net income of $6.3 million, or $0.12 per diluted share, and non-GAAP net income of $11.3 million, or $0.21 per diluted share

Generated $18.7 million of cash from operations during the quarter, and a record $63.7 million in cash from operations in full year 2018

Company releases full year 2019 earnings guidance

Minneapolis & Rehovot, Israel, March 7, 2019 — Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the fourth quarter and full year of 2018.

Q4 2018 Financial Results Summary:

Revenue for the fourth quarter of 2018 was $177.1 million, compared to $179.3 million for the same period last year.

●	GAAP gross margin was 49.1% for the quarter, compared to 48.7% for the same period last year.
●	Non-GAAP gross margin was 52.2% for the quarter, compared to 52.5% for the same period last year.
●	GAAP operating loss for the quarter was $3.8 million, compared to operating loss of $6.0 million for the same period last year.
●	Non-GAAP operating income for the quarter was $12.8 million, compared to operating income of $13.5 million for the same period last year.
●	GAAP net income for the quarter was $6.3 million, or $0.12 per diluted share, compared to a net loss of $10.0 million, or ($0.19) per diluted share, for the same period last year.

●	Non-GAAP net income for the quarter was $11.3 million, or $0.21 per diluted share, compared to Non-GAAP net income of $8.4 million, or $0.16 per diluted share, reported for the same period last year.
●	The Company generated $18.7 million in cash from operations during the fourth quarter and ended the period with $393.2 million in cash and cash equivalents.

“We are pleased with our fourth quarter and full year profitability, and finished 2018 with record cash flow from operations as we continue to build a strong operational foundation for future growth opportunities and to invest in accelerating new product introductions to expand our addressable markets,” said Elchanan (Elan) Jaglom, Interim Chief Executive Officer of Stratasys. “Our consolidated top line results this quarter reflect continued positive traction in high-end system and materials sales for our PolyJet and FDM technology platforms, primarily in North America, offset partially by the impact late in the quarter of the government shutdown in the United States and what we believe is temporary weakness in the Automotive sector in Europe.”

Fiscal 2018 Financial Results Summary:

●	Revenue for fiscal 2018 was $663.2 million compared to $668.4 million for fiscal 2017.
●	GAAP operating loss for fiscal 2018 was $8.8 million, compared to a loss of $30.5 million for fiscal 2017.
●	Non-GAAP operating income for fiscal 2018 was $36.5 million, compared to $36.7 million for fiscal 2017.
●	GAAP net loss for fiscal 2018 was $11.0 million, or ($0.22) per diluted share, compared to a loss of $40.0 million, or ($0.75) per diluted share, for fiscal 2017.
●	Non-GAAP net income for fiscal 2018 was $27.8 million, or $0.52 per diluted share, compared to non-GAAP net income of $24.2 million, or $0.45 per diluted share, reported for fiscal 2017.
●	The Company generated a record $63.7 million in cash from operations in fiscal 2018.

Financial Guidance:

Stratasys today provided the following information regarding the Company’s guidance for projected revenue and net income for the fiscal year ending December 31, 2019:

●	Revenue guidance of $670 to $700 million.
●	GAAP net loss of $22 to $12 million, or ($0.40) to ($0.22) per diluted share.
●	Non-GAAP net income of $30 to $38 million, or $0.55 to $0.70 per diluted share.

Stratasys also provided the following guidance regarding the Company’s projected performance and strategic plans for 2019:

●	Non-GAAP operating margins of 5.5% to 6.5%.
●	Capital expenditures are projected at $45 to $60 million.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income is the best measure of its performance.

Non-GAAP earnings guidance excludes $32 million of projected amortization of intangible assets; $20 to $22 million of share-based compensation expense; reorganization related and other expense of $1 to $2 million; and includes ($3) to ($4) million in tax expenses related to non-GAAP adjustments.

“We are entering into 2019 with an impressive roadmap of new technology and products, and continued, steady progress in customer adoption of our additive manufacturing solutions for advanced applications in our target verticals of aerospace, automotive, healthcare, and high-realism rapid prototyping,” continued Jaglom. “We are excited about our recent and upcoming new product introductions and believe that we will see accelerated growth beginning in 2020.”

Stratasys Ltd. Q4 2018 Conference Call Details

The Company plans to hold the conference call to discuss its third quarter financial results on Thursday, March 7, 2019 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the "Investors" tab; or directly at the following web address: https://edge.media-server.com/m6/p/znvsr248.

To participate by telephone, the domestic dial-in number is (866) 394-5776 and the international dial-in is (409) 350-3596. The access code is 2462328.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys Website or by accessing the provided web address.

Stratasys is a global leader in additive manufacturing or 3D printing technology, and is the manufacturer of FDM® and PolyJet™ 3D Printers. The Company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes: 3D printers, materials, software, expert services, and on-demand parts production. Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2019, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential failure to successfully consummate acquisitions or investments in new businesses, technologies, products or services; the impact of competition and new technologies; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Annual Report”), filed with the Securities and Exchange Commission (the “SEC”) on March 7th, 2019. Readers are urged to carefully review and consider the various disclosures made throughout our 2018 Annual Report that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and full year ended, December 31, 2018, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands, except share data)
	December 31,	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$393,167	$328,761
Accounts receivable, net	138,146	132,671
Inventories	123,524	115,717
Net investment in sales-type leases	2,658	7,208
Prepaid expenses	6,398	7,696
Other current assets	20,278	22,858

Total current assets	684,171	614,911

Non-current assets
Net investment in sales-type leases - long term	1,552	4,439
Property, plant and equipment, net	188,150	199,951
Goodwill	385,849	387,108
Other intangible assets, net	107,274	142,122
Other non-current assets	21,258	31,219

Total non-current assets	704,083	764,839

Total assets	$1,388,254	$1,379,750

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$45,855	$39,849
Current portion of long term-debt	5,143	5,143
Accrued expenses and other current liabilities	39,115	30,041
Accrued compensation and related benefits	31,703	35,356
Deferred revenues	53,965	52,908

Total current liabilities	175,781	163,297

Non-current liabilities
Long-term debt	22,000	27,143
Deferred tax liabilities	1,662	7,069
Deferred revenues - long-term	18,422	15,200
Other non-current liabilities	27,422	32,899

Total non-current liabilities	69,506	82,311

Total liabilities	245,287	245,608

Redeemable non-controlling interests	852	1,635

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 53,881 thousands shares and 53,631 thousands shares issued and outstanding at December 31, 2018 and December 31, 2017, respectively	146	145
Additional paid-in capital	2,681,048	2,663,274
Accumulated other comprehensive loss	(7,753)	(7,023)
Accumulated deficit	(1,531,326)	(1,523,906)
Equity attributable to Stratasys Ltd.	1,142,115	1,132,490
Non-controlling interest	-	17

Total equity	1,142,115	1,132,507

Total liabilities and equity	$1,388,254	$1,379,750

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2018	2017	2018	2017
Net sales
Products	$124,537	$129,777	$456,504	$474,286
Services	52,582	49,566	206,733	194,076
	177,119	179,343	663,237	668,362

Cost of sales
Products	56,502	59,977	203,622	219,020
Services	33,618	32,100	134,391	126,565
	90,120	92,077	338,013	345,585

Gross profit	86,999	87,266	325,224	322,777

Operating expenses
Research and development, net	24,379	26,585	98,964	96,237
Selling, general and administrative	66,423	66,657	235,107	257,063
	90,802	93,242	334,071	353,300

Operating loss	(3,803)	(5,976)	(8,847)	(30,523)

Financial income, net	747	667	633	1,047

Loss before income taxes	(3,056)	(5,309)	(8,214)	(29,476)

Income taxes expense	3,626	4,102	4,736	9,273

Share in profits (losses) of associated companies	12,910	(704)	1,725	(1,710)

Net income (loss)	6,228	(10,081)	(11,225)	(40,459)

Net loss attributable to non-controlling interest	(79)	(101)	(261)	(478)

Net loss attributable to Stratasys Ltd.	$6,307	$(9,980)	$(10,964)	$(39,981)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$0.12	$(0.19)	$(0.22)	$(0.75)
Diluted	0.12	(0.19)	(0.22)	(0.75)

Basic	53,854	53,356	53,751	52,959
Diluted	54,132	53,356	53,751	52,959

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Three Months Ended December 31,
		2018	Non-GAAP	2018	2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$86,999	$5,499	$92,498	$87,266	$6,864	$94,130
	Operating income (loss) (1,2)	(3,803)	16,574	12,771	(5,976)	19,518	13,542
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	6,307	4,993	11,300	(9,980)	18,429	8,449

	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$0.12	$0.09	$0.21	$(0.19)	$0.35	$0.16

(1)	Acquired intangible assets amortization expense		5,221			5,687
	Non-cash stock-based compensation expense		294			497
	Impairment charges of other intangible assets		-			646
	Reorganization and other related costs		(16)			34
			5,499			6,864

(2)	Acquired intangible assets amortization expense		2,532			2,594
	Non-cash stock-based compensation expense		3,686			3,092
	Impairment charges of intangible assets and other long lived assets		4,797			3,742
	Reorganization and other related costs		60			3,136
	Merger and acquisition related expense		-			90
			11,075			12,654
			16,574			19,518

(3)	Corresponding tax effect		1,853			(1,295)
	Gain from equity method divestment, related write-offs and amortization		(13,434)			206
			$4,993			$18,429

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,132		54,132	53,356		53,584

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Twelve Months Ended December 31,
		2018	Non-GAAP	2018	2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$325,224	$22,351	$347,575	$322,777	$26,860	$349,637
	Operating income (loss) (1,2)	(8,847)	45,324	36,477	(30,523)	67,226	36,703
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(10,964)	38,782	27,818	(39,981)	64,158	24,177
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.22)	$0.74	$0.52	$(0.75)	$1.20	$0.45

(1)	Acquired intangible assets amortization expense		20,866			22,768
	Non-cash stock-based compensation expense		1,474			2,581
	Impairment charges of other intangible assets		-			646
	Reorganization and other related costs		11			337
	Merger and acquisition related expense		-			528
			22,351			26,860

(2)	Acquired intangible assets amortization expense		10,161			10,319
	Impairment charges of intangible assets and other long-lived assets		4,797			3,742
	Non-cash stock-based compensation expense		14,212			15,141
	Gain from divestiture, net of transaction costs		(7,016)			-
	Change in fair value of obligations in connection with acquisitions		-			1,378
	Reorganization and other related costs		691			5,803
	Merger and acquisition related expense		128			3,983
			22,973			40,366
			45,324			67,226

(3)	Corresponding tax effect		(808)			(3,866)
	Gain from equity method divestment, related write-offs and amortization		(5,734)			798
			$38,782			$64,158

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,751		53,898	52,959		53,536

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2019

(in millions, except per share data)
GAAP net loss	($22) to ($12)

Adjustments
Stock-based compensation expense	$20 to $22
Intangible assets amortization expense	$32
Reorganization Related Expense	$1 to $2
Tax expense (Income) related to Non-GAAP adjustments	($4) to ($3)

Non-GAAP net income	$30 to $38

GAAP diluted loss per share	($0.40) to ($0.22)

Non-GAAP diluted earnings per share	$0.55 to $0.70